Exhibit (a)(20)

                                               [CELANESE LOGO]



                                               Celanese AG
                                               Corporate Center
                                               Frankfurter Strasse 111
                                               61476 Kronberg/Ts.
                                               Germany

                                               Phone:    +49(0)69/305-16000
                                               Telefax:  +49(0)69/305-16009


                                                                  March 16, 2004

Dear Celanese Shareholder:

We are writing to you to inform you that the acceptance period for the offer made by BCP Crystal Acquisition GmbH & Co. KG* for Celanese shares has been extended until

Monday, 29th March 2004; 24:00h German time (6:00 p.m. New York time)

This means that shareholders who have not yet tendered their shares may accept the offer within this period and receive the same price offered earlier of EUR
32.50 per share in cash, without interest.

If you have already accepted the offer and wish to continue to do so, you do not have to do anything further. If you have not tendered your shares you may do so during the extended acceptance period. You also have the right to withdraw your shares during the extended acceptance period.

The extension resulted from the decision by the bidder to reduce the minimum acceptance condition from 85% to 75%. Under German takeover law, this automatically triggers an extension of the offer period by two weeks.

The Management Board welcomes the reduction of the minimum acceptance condition and continues to recommend that shareholders accept the offer.

You should read the reasoned opinions (begrundete Stellungnahmen) and the Supplemental Reasoned Opinions of the management board


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                                                                 [CELANESE LOGO]


and the supervisory board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation / recommendation statement on
Schedule 14D-9 which have to be filed by Celanese AG with the U.S. Securities and Exchange Commission, because such documents will contain important information about the public tender offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen), the Supplemental Reasoned Opinions and the solicitation /recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of the reasoned opinions (begrundete Stellungnahmen), the Supplemental Reasoned Opinions and the
Schedule 14D-9 will also be available for free from Celanese.

For any questions regarding the offer you can also call the investor hotline in the US at +1-888-684-1236 (toll-free) or in Germany at 0800-5600815 (toll-free). For questions related to Celanese share unit allocations in the 401(k), call 1-888-788-1635.

Sincerely,

Celanese AG

Board of Management





*an acquisition entity controlled by a number of investment funds advised by The Blackstone Group








Chairman of Supervisory Board: Gunter Metz
Board of Management: Claudio Sonder, Chairman; David N. Weidman (Vice-Chairman), Lyndon Cole, Andreas Pohlmann, Perry W. Premdas
Registered place of business: Kronberg im Taunus / Commercial register:
Konigstein im Taunus, HRB 5277